UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No. 1)*

Avanir Pharmaceuticals
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

05348P401
(CUSIP Number)

Robert Liptak
Clarus Ventures, LLC
One Memorial Drive
Cambridge, MA 02142
617.949.2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

CUSIP No. 05348P401	13D	Page 2 of 17 Pages

1.	Names Of Reporting Persons Clarus Lifesciences I, L.P.
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (A) ☐ (B) ☐
3.	Sec Use Only
4.	Source Of Funds (see instructions) WC
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 share
	8.	Shared Voting Power 15,650,014 shares
	9.	Sole Dispositive Power 0 share
	10.	Shared Dispositive Power 15,650,014 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,650,014 shares
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent Of Class Represented By Amount In Row (11) 19.99%
14.	Type Of Reporting Person (see instructions) PN

CUSIP No. 05348P401	13D	Page 3 of 17 Pages

1.	Names Of Reporting Persons Clarus Ventures I GP, L.P.
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (A) ☐ (B) ☐
3.	Sec Use Only
4.	Source Of Funds (see instructions) AF
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 share
	8.	Shared Voting Power 15,650,014 shares
	9.	Sole Dispositive Power 0 share
	10.	Shared Dispositive Power 15,650,014 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,650,014 shares
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent Of Class Represented By Amount In Row (11) 19.99%
14.	Type Of Reporting Person (see instructions) PN

CUSIP No. 05348P401	13D	Page 4 of 17 Pages

1.	Names Of Reporting Persons Clarus Ventures I, LLC
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (A) ☐ (B) ☐
3.	Sec Use Only
4.	Source Of Funds (see instructions) AF
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 share
	8.	Shared Voting Power 15,650,014 shares
	9.	Sole Dispositive Power 0 share
	10.	Shared Dispositive Power 15,650,014 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,650,014 shares
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent Of Class Represented By Amount In Row (11) 19.99%
14.	Type Of Reporting Person (see instructions) OO

CUSIP No. 05348P401	13D	Page 5 of 17 Pages

1.	Names Of Reporting Persons Robert Liptak
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (A) ☐ (B) ☐
3.	Sec Use Only
4.	Source Of Funds (see instructions) AF
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization United States Citizen
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 share
	8.	Shared Voting Power 15,650,014 shares
	9.	Sole Dispositive Power 0 share
	10.	Shared Dispositive Power 15,650,014 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,650,014 shares
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent Of Class Represented By Amount In Row (11) 19.99%
14.	Type Of Reporting Person (see instructions) IN

CUSIP No. 05348P401	13D	Page 6 of 17 Pages

1.	Names Of Reporting Persons Nicholas Simon
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (A) ☐ (B) ☐
3.	Sec Use Only
4.	Source Of Funds (see instructions) AF
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization United States Citizen
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 share
	8.	Shared Voting Power 15,650,014 shares
	9.	Sole Dispositive Power 0 share
	10.	Shared Dispositive Power 15,650,014 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,650,014 shares
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent Of Class Represented By Amount In Row (11) 19.99%
14.	Type Of Reporting Person (see instructions) IN

CUSIP No. 05348P401	13D	Page 7 of 17 Pages

1.	Names Of Reporting Persons Nicholas Galakatos
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (A) ☐ (B) ☐
3.	Sec Use Only
4.	Source Of Funds (see instructions) AF
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization United States Citizen
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 share
	8.	Shared Voting Power 15,650,014 shares
	9.	Sole Dispositive Power 0 share
	10.	Shared Dispositive Power 15,650,014 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,650,014 shares
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent Of Class Represented By Amount In Row (11) 19.99%
14.	Type Of Reporting Person (see instructions) IN

CUSIP No. 05348P401	13D	Page 8 of 17 Pages

1.	Names Of Reporting Persons Dennis Henner
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (A) ☐ (B) ☐
3.	Sec Use Only
4.	Source Of Funds (see instructions) AF
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization United States Citizen
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 share
	8.	Shared Voting Power 15,650,014 shares
	9.	Sole Dispositive Power 0 share
	10.	Shared Dispositive Power 15,650,014 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,650,014 shares
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent Of Class Represented By Amount In Row (11) 19.99%
14.	Type Of Reporting Person (see instructions) IN

CUSIP No. 05348P401	13D	Page 9 of 17 Pages

1.	Names Of Reporting Persons Kurt Wheeler
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (A) ☐ (B) ☐
3.	Sec Use Only
4.	Source Of Funds (see instructions) AF
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization United States Citizen
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 share
	8.	Shared Voting Power 15,650,014 shares
	9.	Sole Dispositive Power 0 share
	10.	Shared Dispositive Power 15,650,014 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,650,014 shares
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent Of Class Represented By Amount In Row (11) 19.99%
14.	Type Of Reporting Person (see instructions) IN

CUSIP No. 05348P401	13D	Page 10 of 17 Pages

1.	Names Of Reporting Persons Michael Steinmetz
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (A) ☐ (B) ☐
3.	Sec Use Only
4.	Source Of Funds (see instructions) AF
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization German Citizen
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 share
	8.	Shared Voting Power 15,650,014 shares
	9.	Sole Dispositive Power 0 share
	10.	Shared Dispositive Power 15,650,014 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,650,014 shares
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent Of Class Represented By Amount In Row (11) 19.99%
14.	Type Of Reporting Person (see instructions) IN

CUSIP No. 05348P401	13D	Page 11 of 17 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, no par value (the “Common Stock”), of Avanir Pharmaceuticals, a California corporation (the “Issuer”). The address of the principal executive office of the Issuer is 101 Enterprise, Suite 300, Aliso Viejo, CA 92656.

Item 2.	Identity and Background

(a)          This Schedule 13D is filed by Clarus Lifesciences I, L.P. (“Clarus I”), Clarus Ventures I GP, L.P. (the “Clarus I GPLP”), Clarus Ventures I, LLC (the “Clarus I GPLLC”), Nicholas Galakatos (“Galakatos”), Dennis Henner (“Henner”), Robert Liptak (“Liptak”), Nicholas Simon (“Simon”), Michael Steinmetz (“Steinmetz”), and Kurt Wheeler (“Wheeler”) (each, a “Reporting Person” and collectively, the “Reporting Persons.”) Clarus I GPLP is the sole general partner of Clarus I. Clarus I GPLLC is the sole general partner of Clarus I GPLP. Galakatos, Henner, Liptak, Simon, Steinmetz, and Wheeler (collectively, the “Managers”) are all of the managing directors of Clarus I GPLLC.

(b)          The address of the principal business office of each Reporting Person is One Memorial Drive, Cambridge, MA 02142.

(c)          The principal business of Clarus I is to invest in and assist growth-oriented businesses in health care and life sciences. The principal business of Clarus I GPLP is to act as the sole general partner of Clarus I. The principal business of Clarus I GPLLC is to act as the sole general partner of Clarus I GPLP. The principal business of each of the Managers is to manage Clarus I GPLLC and other similar vehicles.

(d)          During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)          During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)          Clarus I and Clarus I GPLP are limited partnerships organized under the laws of the State of Delaware. Clarus I GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of Galakatos, Henner, Liptak, Simon, and Wheeler is a United States Citizen, and Steinmetz is a German Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On April 4, 2008, Clarus I purchased 15,557,318 shares of Common Stock at a purchase price of $1.10 per share as well as warrants exercisable at an exercise price of $1.43 per share for up to 5,445,061 shares of Common Stock (the “Warrant”), at a purchase price of $0.04375 for each share of Common Stock issuable upon exercise of the Warrant from the Issuer (the purchase of the shares of Common Stock and the Warrant being collectively referred to herein as the “Transaction”). The Warrant is exercisable for five years after the date on which it first becomes exercisable. The exercise of the Warrant is limited: Clarus I may only exercise that portion of the Warrant such that Clarus I’s beneficial owernship does not exceed 19.99% on a post-exercise basis. Accordingly, by virtue of the exercise of the Warrant, Clarus I has the right to acquire beneficial ownership, within 60 days, of only 92,696 shares of Common Stock. The working capital of Clarus I was the source of the funds for the purchase of the securities in the Transaction. No part of the purchase price paid by Clarus I was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares.

CUSIP No. 05348P401	13D	Page 12 of 17 Pages

Item 4.	Purpose of Transaction

All of the Clarus I Shares (as defined below) were acquired for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer. The Issuer agreed, orally, at the time the Clarus I Shares were acquired, to nominate Simon for election to its Board of Directors at the 2009 annual meeting of the Issuer’s shareholders, and Simon has since been formally appointed to the Board of Directors. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)          Clarus I is the record owner of 15,557,318 shares of Common Stock and a warrant to purchase 5,445,061 shares of Common Stock, which exercise is limited to the extent that beneficial ownership would exceed 19.99% on a post-exercise basis. Clarus I thus may be deemed to be the beneficial owner of 15,650,014 shares of Common Stock (the “Clarus I Shares”), which would represent approximately 19.99% of the Issuer’s total issued and outstanding Common Stock. As the sole general partner of Clarus I, Clarus I GPLP may be deemed to own beneficially the Clarus I Shares. As the sole general partner of Clarus I GPLP, Clarus I GPLLC may be deemed to own beneficially the Clarus I Shares. As individual managing directors of Clarus I GPLLC, each of the Managers may be deemed to own beneficially the Clarus I Shares. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

The percentage of the Issuer’s Common Stock set forth above was calculated based upon 78,196,522 shares of the Issuer's Common Stock outstanding, as reported by the Issuer to the Reporting Persons on May 23, 2008..

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

CUSIP No. 05348P401	13D	Page 13 of 17 Pages

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Class A
Common Stock during the last 60 days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Clarus I Shares beneficially owned by any of the Reporting Persons.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

As set forth above, the Issuer has agreed, orally, to nominate Simon for election to its Board of Directors at the 2009 annual meeting of the Issuer’s shareholders.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney dated as of April 11, 2008.

CUSIP No. 05348P401	13D	Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 6, 2008

Clarus Lifesciences I, L.P. By: Clarus Ventures I GP, L.P., its general partner By: Clarus Ventures I, LLC, its general partner By: /s/ Robert Liptak_________
Manager

Clarus Ventures I GP, L.P. By: Clarus Ventures I, LLC, its general partner By: /s/ Robert Liptak__________
Manager

Clarus Ventures I, LLC By: /s/ Robert Liptak__________
Manager

/s/ Nicholas Simon *
Nicholas Simon

/s/ Robert Liptak
Robert Liptak

/s/ Dennis Henner *
Dennis Henner

/s/ Nicholas Galakatos *
Nicholas Galakatos

/s/ Kurt Wheeler *
Kurt Wheeler

/s/ Michael Steinmetz *
Michael Steinmetz

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Schedule 13D was executed by Robert Liptak pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 11, 2008, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

CUSIP No. 05348P401	13D	Page 15 of 17 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Avanir Pharmaceuticals.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: June 6, 2008

Clarus Lifesciences I, L.P. By: Clarus Ventures I GP, L.P., its general partner By: Clarus Ventures I, LLC, its general partner By: /s/ Robert Liptak
Manager

Clarus Ventures I GP, L.P. By: Clarus Ventures I, LLC, its general partner By: /s/ Robert Liptak
Manager

Clarus Ventures I, LLC By: /s/ Robert Liptak
Manager

/s/ Nicholas Simon *
Nicholas Simon

/s/ Robert Liptak
Robert Liptak

/s/ Dennis Henner*
Dennis Henner

/s/ Nicholas Galakatos *
Nicholas Galakatos

/s/ Kurt Wheeler *
Kurt Wheeler

/s/ Michael Steinmetz *
Michael Steinmetz

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

CUSIP No. 05348P401	13D	Page 16 of 17 Pages

This Schedule 13D was executed by Robert Liptak pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 11, 2008, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

CUSIP No. 05348P401	13D	Page 17 of 17 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Liptak with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 11th day of April, 2008.

/s/ Nicholas Galakatos

Nicholas Galakatos

/s/ Dennis Henner

Dennis Henner

/s/ Jeffrey Leiden

Jeffrey Leiden

/s/ Nick Simon

Nick Simon

/s/ Michael Steinmetz

Michael Steinmetz

/s/ Kurt Wheeler

Kurt Wheeler